Exhibit 3.1

Certificate of Change filed Pursuant to NRS 78.209

For Nevada Profit Corporations

1. Name of corporation:

Aethlon Medical, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

500,000,000 shares of common stock, par value $0.001.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

10,000,000 shares of common stock, par value $0.001.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

6,570,574 shares of common stock, par value $0.001.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares will be issued. If the reverse stock split would result in the issuance of any fractional shares, the corporation will issue one whole share in lieu of the fractional share on a holder-by-holder basis.

7. Effective date and time of filing:             Date: 04/08/2015                   Time: _____________

8. Signature

/s/ James A. Joyce                               Chief Executive Officer

Signature of Officer                                       Title